Exhibit 99.1

MESSAGE TO SHAREHOLDERS

On April 30, 2014 Nymox reported top-line results from the company's 146 patient NX03-0040 Phase 2 U.S. prostate cancer study. The results from the study indicate an overall benefit in terms of reduced progression in patients with low grade localized (T1c) prostate cancer treated with a single injection of NX-1207 into the area of the prostate where cancer was found. Consistent with earlier clinical trial experience with NX-1207, there were no significant safety issues or side effects associated with the drug in the new study.

On September 10, 2014 Nymox announced new positive outcome results from the Company's ongoing prospective NX03-0040 trial of NX-1207 for the treatment of low grade localized prostate cancer. Clinical outcomes were determined at 8 months from the initial treatments. A controlled comparison was conducted of patients who required and received radiation and surgery treatments for their cancer based on blinded post-treatment upgraded evaluations of their pre-treatment initially positive lower grade cancers. The study found after 8 months for NX-1207 single-injection treated patients that there was a statistically significant reduction compared to controls of more than 75% (p=.002) in the proportion of patients who had upgraded blinded biopsy and laboratory results and went on to require and receive radiation therapy and/or surgery. The new results also indicated that the NX-1207 treated patients had 67% less progression to surgery and/or radiotherapy compared to controls (p=.008) for all reasons (including elective surgery and/or radiotherapy with no biopsy or laboratory upgrades). 146 patients were enrolled in the NX03-0040 Phase 2 U.S. trial and either randomized to one of two doses of NX-1207 (2.5 mg or 15 mg) or to active surveillance. The drug was injected into the area of the prostate where the cancer was detected and repeat biopsies were then performed on all patients, drug treated and controls. The patients in the active surveillance group in the study who were eligible could elect crossover drug treatment after their first follow-up rebiopsy. Follow-up studies are being conducted of all consenting patients in the study to continue to monitor outcome and safety data.

To date, NX-1207 has had an excellent safety profile as both a treatment for benign prostatic hyperplasia (BPH) and localized low-risk prostate cancer. In the current trial, a new high dose of drug (15 mg) was safely used without drug-related adverse effects. NX-1207 has shown safety in repeat injection studies (NX02-0020 and NX02-0022). The drug does not lead to immune responses such as antibody formation which can cause significant drug toxicity and/or limit usage to single treatments due to drug neutralizing effects.

On November 2, 2014 Nymox announced that the Company’s two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their top-line primary efficacy endpoints and that full results will be reported at a later date. Drug safety was acceptable. Drug efficacy reached levels similar to earlier studies but was not statistically significant in comparison to the placebo control due to a higher placebo response than in earlier NX-1207 studies and in other placebo-controlled BPH studies. The Company is undertaking further analysis of the data and results, and development activities will continue.

On December 18, 2014 Nymox announced the closing of U.S. $1.07 million in financing, consisting of a 3 year term convertible debenture at 6% with conversion at $0.53. The proceeds will be used as additional funding for the Company's activities in the next year. Cantone Asset Management LLC of Tinton Falls NJ served as exclusive agent for the convertible offering.

Nymox sincerely thanks all shareholders for your support. We greatly look forward to important developments for your Company.

/s/ Paul Averback
Paul Averback, MD
Chief Executive Officer &
President

March 31, 2015

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback MD, DABP	- CEO, President and Chairman
Andre Monette CPA, CA, CFA	- CFO
Randall Lanham Esq	- Director and General Counsel
Paul McDonald	- Director
Prof. David Morse PhD	- Director

Auditors	KPMG LLP

Legal Counsel	Pillsbury Winthrop Shaw Pittman LLP Osler, Hoskin & Harcourt LLP

Transfer Agent	Computershare Investor Services

Bankers	BMO / Harris Bank

Stock Exchange Listings	The NASDAQ Stock Market

Stock Trading Symbol	NASDAQ : NYMX

Operating Facilities	9900 Cavendish Blvd., suite 306 St.-Laurent, PQ, Canada H4M 2V2 777 Terrace Avenue, suite 301 Hasbrouck Heights, NJ, USA, 07604

Website	www.nymox.com

E-mail	info@nymox.com

TABLE OF CONTENTS

Message to Shareholders	1
Corporate Information	2
Management's Discussion and Analysis	3
Management’s Report	19
Report of Independent Registered Public Accounting Firm	21
Report of Independent Registered Public Accounting Firm	23
Consolidated Statements of Financial Position	26
Consolidated Statements of Operations and Comprehensive Loss	27
Consolidated Statements of Changes in Equity	28
Consolidated Statements of Cash Flows	30
Notes to Consolidated Financial Statements	31

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2014, 2013 and 2012. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 31, 2015. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 for BPH in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization efforts for NX-1207 in the licensed territories. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its common shares. Since 2003, the Corporation has relied on the Common Stock Private Purchase Agreement (the ‘Agreement’) (referred to in note 12 (a) to the Consolidated Financial Statements), private placements and other types of financings collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Under the Common Stock Private Purchase Agreement, the Corporation must adhere to general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. In the past, the Corporation has been successful in obtaining the required financing pursuant to the Agreement. As of the date of the financial statements, the Corporation has not received any communication from the counterparty in the Agreement that it will not honor the Corporation`s future draw-

down notices under the Agreement or that it intends to terminate the Agreement. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to this Agreement.

Management believes that current cash balances as at December 31, 2014 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the purchaser does not purchase the Corporation`s common shares as provided for under the Agreement, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Certain Of Our Therapeutic Products May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines And Our Development of NX-1207 Has Been Delayed Due to Negative Results In Phase III Clinical Trials

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We Will Require Additional Funding to Continue as a Going Concern

  Our Ability to Draw on the Common Stock Private Purchase Agreement, Which Expires in November 2015, is Dependent on Adhering to General Covenants

  We Have Identified a Material Weakness in our Internal Control over Financial Reporting. Although We Expect to Make Every Effort to Address this Material Weakness, We May Find that We are Unable to Remediate this Deficiency in our Control Environment, Which Could Reduce the Reliability of Our Financial Reporting, Harm Investor Confidence in our Company and Affect the Value of our Common Stock.

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Have Become Involved in Securities Class Action Litigation That is Expected to Divert Management’s Attention and
  Could Harm our Business

  The Issuance of New Shares May Dilute Nymox’s Stock

  If We Fail to Regain Compliance With the Requirements for Continued Listing on The NASDAQ Stock Market, Our Common Shares Could be Delisted from Trading on the NASDAQ Stock Market, Which Would Adversely Affect the Liquidity of Our Common Shares and Our Ability to Raise Additional Capital

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The Consolidated Financial Statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial conditi on and cash flows.

The going concern basis of presentation

The Consolidated Financial Statements have been prepared under the going concern assumption. Refer to ‘Corporate Profile’ and note 1 to the consolidated financial statements for a detailed discussion of this matter.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized for upfront payments received.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Contingent liabilities

Subsequent to the press release dated November 2, 2014 referred to in the ‘Corporate Profile’ section, a plaintiff is seeking certification of a class action suit against the Corporation and an officer of the Corporation. Refer to note 13 to the Consolidated Financial Statements. Assessing the recognition of contingent liabilities requires judgement in evaluating whether it is probable that economic benefits will be required to settle the matters subject to litigation.

Compound financial instruments

Compound financial instruments issued by the Corporation comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The model used to measure the fair value of the liability component comprises estimation uncertainty in determining the interest rate applicable to a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Results of Operations

Selected Annual Information	2014	2013	2012
Total revenues	$2,949,509	$3,359,010	$3,072,587
Net loss	$(4,594,093)	$(4,908,603)	$(7,627,589)
Loss per share (basic & diluted)	$(0.13)	$(0.14)	$(0.23)
Total assets	$1,422,566	$966,385	$1,754,179
Non-current financial liabilities	$1,118,831	$400,000	$400,000

Quarterly Results	Q4 – 2014	Q3 – 2014	Q2 – 2014	Q1 – 2014
Total revenues	$729,136	$735,529	$752,280	$732,564
Net loss	$(492,799)	$(688,206)	$(820,272)	$(2,592,816)
Loss per share (basic & diluted)	$(0.02)	$(0.02)	$(0.02)	$(0.07)
	Q4 – 2013	Q3 – 2013	Q2 – 2013	Q1 – 2013
Total revenues	$937,490	$743,288	$839,586	$838,646
Net loss	$(1,316,921)	$(1,020,387)	$(1,477,389)	$(1,093,906)
Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)

The revenues in 2014, 2013 and 2012 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The net loss during the first quarter of 2014 includes a stock compensation charge in the amount of $1,420,185 which explains the increase in net losses for that quarter compared to other quarters presented.

Results of Operations – 2014 compared to 2013

Net losses were $492,799, or $0.02 per share, for the quarter, and $4,594,093, or $0.13 per share, for the year ended December 31, 2014, compared to $1,316,921, or $0.04 per share, for the quarter, and $4,908,603, or $0.14 per share, for the year ended December 31, 2013. Net loss includes stock compensation charges of $1,579,914 in 2014 and $ 307,326 in 2013. The decrease in net loss for the twelve months ended December 31, 2014 compared to the same period in 2013 is primarily due to decreases of $1,223,142 in net research and development expenditures, and $95,439 in marketing expenses, net of increases of $1,061,315 in general and administrative expenses, $85,874 in finance costs and a non-recurring gain on settlement of agreement of $189,575 in 2014. The decrease in net losses for the quarter ended December 31, 2014 compared to same period in 2013 is mainly due to a decrease of $942,219 in research and development, an increase of $72,358 in finance costs and a non-recurring gain on settlement of agreement of $189,575 in 2014, net of a decrease of $54,458 in research tax credits. The weighted average number of common shares outstanding for the year ended December 31, 2014 was 35,253,879 compared to 34,147,666 for the same period in 2013.

Revenues

For the quarter and year ended December 31, 2014, amounts of $654,400 and $2,617,600 respectively, were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At December 31, 2014, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $2,508,533 (2013 -$5,126,133). Refer to ‘Subsequent Events’.

Revenues from sales of goods amounted to $74,736 for the quarter and $331,909 for the year ended December 31, 2014, compared with $283,090 for the quarter and $741,410 for the year ended December 31, 2013. The decrease for the year ended December 31, 2014 compared to the same period in 2013 is primarily due to the non-recurrence in 2014 of the sale of goods of $333,249 for the year ended December 31, 2013 under our licensing agreement with Recordati. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $738,989 for the quarter and $4,761,557 for the year ended December 31, 2014, compared with $1,681,208 for the quarter and $6,274,903 for the year ended December 31, 2013. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials. Research and development expenditures also include stock compensation charges of $1,119 for the quarter and $631,217 for the year ended December 31, 2014 and $2,611 for the quarter and $12,679 for the year ended December 31, 2013. On November 2, 2014, the Corporation announced that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. The decrease in expenses for the quarter ended December 31, 2014 is mainly attributable to a reduction of $672,924 in clinical trial expenditures and a decrease of $140,517 in salaries and payroll related expenses. For the year ended December 31, 2014, a decrease of $1,696,384 in clinical trial expenditures, a decrease of $165,543 in professional fees and a decrease of $184,431 in other expenditures combined with an increase of $618,538 in stock compensation charges and a decrease of $85,527 in salaries and payroll related expenses explained the reduction of expenses compared to the same period in 2013. In 2014, research tax credits amounted to $264,827 compared to $555,031 in 2013. The decrease of $290,204 in 2014 is mainly attributable by the receipt, in 2013, of amounts totaling $194,695 which were realized but related to prior years, as well as less activities due to the fact that the U.S. BPH 12 month trials were completed in November 2014 and a reduction, in June 2014, of the research tax credit rate from 37.5% to 30.0%. The Corporation expects that research and development expenditures will decrease as a result of the Corporation’s U.S. BPH trial activity reduction, pending the evaluation of the data. Because of the early stage of development and the uncertainty related to the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use as further described in the section entitled “Risk Factors”. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $63,963 for the quarter and $186,616 for the year ended December 31, 2014 compared with $44,356 for the quarter and $282,055 for the year ended December 31, 2013. Marketing expenses for the quarter were relatively stable. The decrease in expenses for the year ended December 2014 is attributable to stock compensation charges recorded in the second quarter of 2013 which amounted to $123,700 compared to nil for the same period in 2014.The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $614,075 for the quarter and $2,817,201 for the year ended December 31, 2014, compared with $401,038 for the quarter and $1,755,886 for the year ended December 31, 2013. General and administrative expenditures also include stock compensation charges of $948,697 for the year ended December 31, 2014 and $170,947 in the comparative period in 2013. The increase of $1,061,315 in expenses for the year ended December 31, 2014 is primarily attributable to an increase of $777,750 in stock compensation charges, an increase of $73,247 in salaries and payroll related expenses, other charges of $121,000 related to operational changes, an increase of $61,839 in professional fees and a decrease of $68,818 in investor relations compared to the same period in 2013. The increase of $213,037 for the quarter ended December 31, 2014 is mainly attributable to an increase of $98,143 in professional fees, other charges of $121,000 related to operational changes offset by a decrease of $62,984 in investor relations compared to 2013. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs - Foreign Exchange

Finance costs were $79,343 for the quarter and $ 112,922 for the year ended December 31, 2014, compared with $3,141 and $27,048 for the year ended December 31, 2013. The increase of $85,874 for the year ended December 31, 2014 is primarily due to financial costs of $71,009 incurred in connection with a bridge loan that was repaid before year-end and $26,148 in accretion of liabilities incurred in connection with the departure of the former Chief Financial Officer. The increase of $72,358 for the quarter ended December 31, 2014 is mainly attributable to the finance costs of $71,009 incurred in connection with a bridge loan that was repaid before year-end.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 56% of 2014 expenses (2013 - 59%; 2012 - 57%) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014, 2013 or 2012.

Gain on settlement

This gain relates to the settlement agreement for the departure of the former Chief Financial Officer. Refer to note 8 to the Consolidated Financial Statements.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2013 compared to 2012

Net losses were $1,316,921, or $0.04 per share, for the quarter, and $4,908,603, or $0.14 per share, for the year ended December 31, 2013, compared to $2,813,922, or $0.08 per share, for the quarter, and $7,627,589, or $0.23 per share, for the year ended December 31, 2012. Net losses include stock compensation charges of $307,326 in 2013 and $1,962,085 in 2012. The decrease in net losses for the quarter and the year ended December 31, 2013 compared to the same periods in 2012 is primarily attributable to lower stock compensation. The balance of the decrease for the year ended December 31, 2013 compared to the year ended December 31, 2012 is related to reductions in many areas of expenditures mainly due to a reduction in clinical trial expenditures as patient participation in the NX-1207 studies reach or near completion. Patient participation in NX02-0020 was completed in 2012 and in NX02-0017 in 2013. The weighted average number of common shares outstanding for the year ended December 31, 2013 was 34,147,666 compared to 33,176,185 for the same period in 2012.

Revenues

Revenues from sales of goods amounted to $283,090 for the quarter and $741,410 for the year ended December 31, 2013, compared with $135,150 for the quarter and $454,987 for the year ended December 31, 2012. The increase for the quarter and the year ended December 31, 2013 compared to the same periods in 2012 is due to new revenue relating to the sale of goods under our licensing agreement.

For the three months and year ended December 31, 2013, amounts of $654,400 and $2,617,600 respectively were recognized as revenue relating to the upfront payment received from Recordati in December 2010, compared to $654,400 and $2,617,600 respectively for the three months and year ended December 31, 2012. At December 31, 2013, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $5,126,133 (2012 -$7,743,733).

Research and Development

Research and development expenditures were $1,681,208 for the quarter and $6,274,903 for the year ended December 31, 2013, compared with $3,218,858 for the quarter and $8,572,528 for the year ended December 31, 2012. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $2,611 for the quarter and $12,679 for the year ended December 31, 2013 and $1,653,428 for the quarter and $1,686,310 for the year ended December 31, 2012. The decrease in expenses for the quarter and for the year ended December 31, 2013 compared to the same periods in 2012 is primarily attributable to lower stock compensation. The balance of the decrease for the year ended December 31, 2013 compared to the year ended December 31, 2012 is due to a reduction in clinical trial expenditures as patient participation in the NX-1207 studies reach or near completion. Patient participation in NX02-0020 was completed in 2012 and in NX02-0017 in 2013. In 2013, research tax credits amounted to $555,031 compared to $289,766 in 2012. The increase in 2013 reflects the receipt of amounts totaling $194,695 which were reserved as provisions in prior years. No provisions were reserved on research tax credits in 2013, which explains the balance of the increase.

Marketing Expenses

Marketing expenditures were $44,356 for the quarter and $282,055 for the year ended December 31, 2013, in comparison to expenditures of $36,756 for the quarter and $158,431 for the year ended December 31, 2012. The increase in expenses for the year is attributable to stock compensation expenses recorded in 2013 which amounted to $123,700 compared to $389 in 2012.

General and Administrative Expenses

General and administrative expenses were $401,038 for the quarter and $1,755,886 for the year ended December 31, 2013, compared with $356,341 for the quarter and $1,972,120 for the year ended December 31, 2012. General and administrative expenditures also include stock compensation charges of $170,947 for the year ended December 31, 2013 and $275,386 in 2012. The increase for the quarter is due to higher expenditures on shareholder relations compared to the same quarter in 2012. The decrease in expenses for the year ended December 31, 2013 is primarily attributable to a reduction in stock compensation expenses and professional fees in 2013 compared to 2012.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$362,730	$272,658	$90,072	$0
Insurance premium installments	$61,406	$61,406	$0	$0
Operating leases	$28,102	$16,262	$11,840	$0
Convertible notes	$1,070,000	$0	$1,070,000	$0
Interest and fees on convertible notes	$249,667	$85,600	$164,067	$0
Total Contractual Obligations other than accounts payable and accrued liabilities	$1,771,905	$435,926	$1,335,979	$0

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Contingent liabilities

On November 24, 2014, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and CEO of the Corporation. The motion was heard on January 26, 2015, and was the first procedural step before any class action could be instituted. The plaintiff seeks certification of a class action on behalf of all persons, wherever they reside, who acquired the Corporation’s common stock between January 31, 2011 and November 2, 2014. The plaintiff alleges that certain of the Corporation’s disclosures failed to disclose material adverse facts that raised serious questions as to the ability to achieve significant results for NX-1207 in Phase 3 trials in light of difficulty of enrolling candidates, obtaining objective and measured results, and the placebo effe ct. On March 10, 2015, we were served with a class-action lawsuit. The Corporation believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. No provision has been recognized in these financial statements for this matter.

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. On December 3, 2014, the Corporation and the other director signed an agreement and settled the claim out of court.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2014, 2013 and 2012 other than those disclosed for key management personnel to note 21 of the Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of December 31, 2014, cash and receivables including tax credits totalled $1,307,501 compared with $876,489 at December 31, 2013. A decrease of $168,680 in accounts receivable is primarily due to the non-recurrence in 2014 of the sales of goods of $144,623 during the fourth quarter of 2013, under our licensing agreement with Recordati. An increase of $254,324 in tax credits receivable represents the amount earned for the year ended December 31, 2014. The increase of $336,749 in cash is due to the difference in the drawing amounts received under our Common Stock Private Purchase Agreement as well as funds received from the issuance of convertible notes and private placement, and the timing differences in payments of our expenditures. In November 2013, the Corporation signed a Common Stock Private Purchase Agreement, whereby Lorros-Greyse Investments, Ltd. (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 3, 2013. As at December 31, 2014, twenty-four drawings were made under the Common Stock Private Purchase Agreement, for total proceeds of $5,450,000. On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share. On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share. On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share. On February 28, 2014, 62,297 common shares were issued at a price of $5.62 per share. On March 25, 2014, 65,408 common shares were issued at a price of $5.35 per share. On April 11, 2014, 28,468 common shares were issued at a price of $5.27 per share. On April 25, 2014, 29,487 common shares were issued at a price of $5.09 per share. On May 7, 2014, 63,573 common shares were issued at a price of $4.72 per share. On May 16, 2014, 59,595 common shares were issued at a price of $5.03 per share. On May 28, 2014, 29,132 common shares were issued at a price of $5.15 per share. On June 10, 2014, 31,062 common shares were issued at a price of $4.83 per share. On June 23, 2014, 31,302 common shares were issued at a price of $4.79 per share. On July 3, 2014, 21,501 common shares were issued at a price of $4.65 per share. On July 8, 2014, 52,312 common shares were issued at a price of $4.78 per share. On July 24, 2014, 31,672 common shares were issued at a price of $4.74 per share. On August 5, 2014, 31,179 common shares were issued at a price of $4.81 per share. On August 8, 2014, 60,926 common shares were issued at a price of $4.92 per share. On August 27, 2014, 60,048 common shares were issued at a price of $5.00 per share. On September 9, 2014, 61,703 common shares were issued at a price of $4.86 per share. On September 15, 2014, 31,049 common shares were issued at a price of $4.83 per share. On September 30, 2014, 37,406 common shares were issued at a price of $4.01 per share. On October 9, 2014, 33,791 common shares were issued at a price of $4.44 per share. On October 24, 2014, 50,040 common shares were issued at a price of $5.00 per share. On November 12, 2014, 138,889 common shares were issued at a price of $0.72 per share. Since November 12, 2014, the Corporation has not executed any new drawing amounts under the Common Stock Private Purchase Agreement. At March 31, 2015, the Corporation can require the Purchaser to purchase up to $9,550,000 of common shares over the remaining term of the Agreement subject to the conditions therein. As at the date of this MD&A, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed. In prior years the Corporation typically has renewed the Common Stock Private Purchase Agreement approximately one year prior to its scheduled expiry date.

The Corporation believes its current cash balance as at December 31, 2014 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year. The Corporation cannot assure you that it will be able to secure additional financing on favorable terms or at all.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH, announced by the Corporation on November 2, 2014, materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. The Corporation’s ability to raise capital through the Common Stock Private Purchase Agreement is subject to the Corporation complying with general covenants in the Agreement in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. On November 2, 2014, the Corporation announced that the Corporation’s Phase 3 trials of its investigational drug product, NX-1207, for the treatment of benign prostatic hyperplasia (BPH), NX02-0017 and NX02-0018, had failed to meet their primary endpoints. On November 3, 2014, the Corporation’s stock price fell from its previous close of $5.14 to a closing price of $0.93 equaling, an 82% decline. As of March 31, 2015, the Corporation has not received any communications from the Purchaser that it will not honor the Corporation’s future drawdown notices under the agreement or that it intends to terminate the agreement. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to the agreement. The Corporation has not executed any new drawing amounts since that date.

If the Purchaser does not purchase the Corporation`s common shares as provided for under the agreement, or if the agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding through the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favorable to the Corporation.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that the interest are paid on these notes. The notes are convertible by the holder at any time into common shares of the Corporation at a conversion price of $0.533 per share.

On January 23, 2015, the Corporation completed a $200,000 private placement financing. A total of 383,058 units were issued at an average price of $0.52 per share and on March 12, 2015, the Corporation completed a $200,000 private placement financing. A total of 500,000 units were issued at an average price of $0.40 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2014, we had an accumulated deficit of $100,039,579, and we have negative cash flows from operations. Excluding the non-cash deferred revenue amount, the Corporation’s working capital deficiency is $580,375 at December 31, 2014. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the top-line twelve month failure of the two Phase 3 trials of NX-1207 for BPH, Management has taken steps to reduce expenditures going forward in the short term by staff reductions for the U.S. BPH development program for NX-1207, deferral of management salaries, and other operational changes. Management is exploring other options, including the securing of additional sources of financing. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The Consolidated Financial Statements for the year ended December 31, 2014, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Consolidated Financial Statements for the year ended December 31, 2014, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including thos e associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 (a) - Common Stock Private Purchase Agreement of the Consolidated Financial Statements). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. Since 2003 through to December 2014, Lorros-Greyse has always complied with the drawdowns made pursuant to the agreement. The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. As at the date of the MD&A, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9 of the Consolidated Financial Statements). On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placement financing for a total of $400,000 (see note 23(a) of the Consolidated Financial Statements).

As part of its business plan, the Corporation anticipates the need to raise financing to pursue its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the Purchaser does not purchase the Corporation`s common shares as provided for under the existing Common Stock Private Purchase Agreement, or if the agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules. On December 16, 2014, the Corporation was notified, by the Nasdaq Listing Qualifications department, that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days.

However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to regain compliance, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares.

Financial risk management

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

Foreign currency risk

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 56% of expenses that occurred during the year ended December 31, 2014 (2013 - 59%; 2012 - 57%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014, 2013 or 2012.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2014	December 31, 2013
Cash	$5,840	$128,117
Trade accounts receivable and other receivables	$55,239	$41,477
Trade accounts payable and accrued liabilities	$(595,411)	$(272,011)
	$(534,332)	$(102,417)

The following exchange rates were applied for the years ended December 31, 2014, 2013 and 2012:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2014	1.1047	1.1601
US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2014 by less than $31,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and trade accounts receivable. Cash is maintained with high-credit quality financial institutions. For trade accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $12,959 (December 31, 2013 - $181,639), all of which were aged under 45 days. Two customers (December 31, 2013 - three customers) accounted for 86.8% (December 31, 2013 – 95.6%) of the trade receivables balance at December 31, 2014, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2014, nor for the year ended December 31, 2013.

At December 31, 2014, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The convertible notes bear interest at 6% per annum. In addition, the Corporation pays an administrative fee of 2% per annum under the terms of the convertible notes. An account payable of $20,201 (CA$23,435) bears interest at 12.99%. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2014, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in Capital Disclosures above. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company and the issuance of convertible notes, as described in Liquidity and Capital Resources above.

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2014	$1,976,145	$1,976,145	–
December 31, 2013	$1,498,622	$1,498,622	–

Convertible notes (1) :
December 31, 2014	$718,831	–	$1,070,000
December 31, 2013	–	–	–
(1) Before financing costs

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

If purchases of the Corporation`s common shares as provided for under the Common Share Purchase Agreement are not made in a timely fashion or at all, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its liquidity.

The Corporation’s ability to raise capital through the Common Share Purchase Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding throug h the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favorable to the Corporation.

Outstanding Share Data

As at March 31, 2015, there were 36,755,503 common shares of Nymox issued and outstanding, as well as, 5,104,500 share options are outstanding, of which 5,042,000 are currently vested. There are 548,529 warrants outstanding. In addition, the convertible notes are convertible into 2,007,504 common shares.

Subsequent Events

In December 2014, the Corporation received aggregate proceeds of $200,000 under a private placement financing that was completed in January 2015. A total of 383,058 Units were issued at an average price of $0.52 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization efforts for NX-1207 in the licensed territories. Consequently, in the first quarter of 2015, the Corporation will recognize, as revenue, the amount of $2,508,533 which represents the remaining deferred revenue as of December 31, 2014.

In February 2015, the Corporation received aggregate proceeds of $200,000 under a private placement financing that was completed in March 2015. A total of 500,000 Units were issued at an average price of $0.40 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of December 31, 2014 because of the material weakness in our internal control over financial reporting that is described below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

However, giving full consideration to the material weakness, the Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2014 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP has issued its report dated March 26, 2015, which expressed an unqualified opinion on those Consolidated Financial Statements

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act and National Instrument 52-109) was not effective as of December 31, 2014 due to the material weakness described below.

Following the announcement made on November 2, 2014 concerning the results of the two U.S. Phase 3 clinical trials, Management took steps to reduce expenditures going forward, including operational staff reductions. As a result, the Corporation did not employ a sufficient complement of finance and accounting personnel at December 31, 2014 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”), and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements, a reasonable possibility exists that a material misstatement to the annual consolidated financial statements will not be prevented or detected on a timely basis.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements, has issued an adverse opinion on the effectiveness of our internal control over financial reporting as at December 31, 2014, which is included herein.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The Corporation does not currently intend to hire additional finance personnel or engage external experts until the size and operations warrant such additional resources.

The remediation efforts expected to be implemented include the following:

i)	Evaluate staffing levels and responsibilities to enhance appropriate segregation of duties where possible amongst our personnel.

ii)

Establishing a more comprehensive review and approval process for authorizing user access to financial information systems and monitoring user access to ensure that all information technology controls designed to restrict access to applications and data are operating in a manner that provides the Corporation with assurance that such access is properly restricted to the appropriate personnel.

Changes in Internal Controls Over Financial Reporting

Other than the material weakness described above, there have been no changes since December 31, 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New accounting standards and interpretations:

Adopted during the period:

On January 1, 2014, the Corporation adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Corporation’s consolidated financial statements.

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(b) IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  access financing under the Common Stock Private Purchase Agreement;

  successfully defend pending and/or unforeseeable future litigation;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  overcome recent negative results from its clinical trials;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these consolidated financial statements and other sections of this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations as issued by the International Accounting Standards Board. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the consolidated financial statements.

To assist management in discharging these responsibilities, the Corporation maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

Based on an evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting, we have concluded that the disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2014 because of the material weakness in our internal control over financial reporting that is described in “Management’s Annual Report on Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis. In response to the material weakness identified, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness.

KPMG LLP, the Corporation’s auditors, are appointed by the shareholders. Their audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, to enable them to express an opinion on the audited consolidated financial statements prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, our auditors have issued an attestation report on the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2014.

The Board of Directors oversees management’s responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the financial statements be approved for issuance to the shareholders.

/s/ Paul Averback	/s/ Andre Monette
Paul Averback, MD	Andre Monette
Chief Executive Officer &	Chief Financial Officer
President
March 31, 2015

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014

KPMG LLP	Telephone	(514) 840-2100

600 de Maisonneuve Blvd. West	Fax	(514) 840-2187

Suite 1500	Internet	www.kpmg.ca

Tour KPMG

Montréal (Québec) H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2014 and December 31, 2013 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of Nymox Pharmaceutical Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nymox Pharmaceutical Corporation as of December 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the failure of two U.S. Phase 3 studies of NX-1207 materially affects Nymox Pharmaceutical Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about Nymox Pharmaceutical Corporation’s ability to continue as a going concern.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nymox Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 26, 2015 expressed an adverse opinion on the effectiveness of Nymox Pharmaceutical Corporation’s internal control over financial reporting.

March 26, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP	Telephone	(514) 840-2100

600 de Maisonneuve Blvd. West	Fax	(514) 840-2187

Suite 1500	Internet	www.kpmg.ca

Tour KPMG

Montréal (Québec) H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation’s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Nymox Pharmaceutical Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on Nymox Pharmaceutical Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment being that Nymox Pharmaceutical Corporation did not employ a sufficient complement of finance and accounting personal to ensure that there was proper segregation of incompatible duties relating to certain processes, primarily impacting the expenditures/disbursements processes and information technology controls, and sufficient compensating controls did not exist in these areas.. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and this report does not affect our report dated March 26, 2015 which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Nymox Pharmaceutical Corporation has not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the COSO.

March 26, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014

Financial Statements
	Consolidated Statements of Financial Position	26
	Consolidated Statements of Operations and Comprehensive Loss	27
	Consolidated Statements of Changes in Equity	28
	Consolidated Statements of Cash Flows	30
Notes to Consolidated Financial Statements
1.	Business activities and future operations	31
2.	Basis of preparation	32
3.	Significant accounting policies	34
4.	New accounting standards and interpretations	42
5.	Property and equipment	44
6.	Intangible assets	44
7.	Accounts payable and accrued liabilities	45
8.	Other liabilities	45
9.	Convertible notes	45
10.	Licensing revenues and deferred revenue	46
11.	Preferred shares of a subsidiary and non-controlling interest	47
12.	Share capital	47
13.	Commitments and contingencies	52
14.	Cost of sales	53
15.	Research tax credits and grants and income taxes	53
16.	Earnings per share	57
17.	Capital disclosures	57
18.	Financial risk management	58
19.	Financial instruments	61
20.	Segment disclosures	61
21.	Related parties	62
22.	Personnel expenses	62
23.	Subsequent events	63

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position
December 31, 2014 and 2013
(In US dollars)

	Note		2014	2013

Assets

Current assets:
Cash			$632,272	$295,523
Accounts receivable			12,959	181,639
Other receivables			47,616	38,997
Research tax credits receivable			614,654	360,330
Prepaid expenses			–	20,291
Inventories			88,269	39,688
Total current assets			1,395,770	936,468

Non-current assets:
Security deposit			17,396	17,396
Property and equipment	5		9,400	12,521
Total non-current assets			26,796	29,917

Total assets			$1,422,566	$966,385

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	7,8		$1,976,145	$1,498,622
Deferred revenue	10		2,508,533	2,617,600
Total current liabilities			4,484,678	4,116,222

Non-current liabilities :
Convertible notes	9		718,831	–
Deferred revenue	10		–	2,508,533
Preferred shares of a subsidiary	11		400,000	400,000
Total non-current liabilities			1,118,831	2,908,533

Equity:
Share capital	12		81,227,058	76,046,549
Share capital subscription	23	(a)	200,000	–
Warrants	9,12		29,532	–
Equity component of convertible notes	9		188,937	–
Additional paid-in capital			13,813,109	12,631,067
Deficit			(100,039,579)	(95,135,986)
Total equity attributable to the equity holders of the Corporation			(4,580,943)	(6,458,370)

Non-controlling interest	11		400,000	400,000
Total equity			(4,180,943)	(6,058,370)

Business activities and future operations	1
Commitments and contingencies	13
Subsequent events	23
Total liabilities and equity			$1,422,566	$966,385

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD	Director

/s/ Paul McDonald	Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31, 2014, 2013 and 2012
(In US dollars)

	Note		2014	2013	2012

Revenues:
Sales of goods			$331,909	$741,410	$454,987
Licensing revenues:
Upfront payment	10		2,617,600	2,617,600	2,617,600
			2,949,509	3,359,010	3,072,587
Expenses:
Research and development	12	(c)	4,761,557	6,274,903	8,572,528
Less research tax credits	15	(a)	(264,827)	(555,031)	(289,766)
Net research and development			4,496,730	5,719,872	8,282,762

General and administrative	12	(c)	2,817,201	1,755,886	1,972,120
Marketing	12	(c)	186,616	282,055	158,431
Cost of sales	14		173,667	486,154	253,925
Total expenses			7,674,214	8,243,967	10,667,238

Results from operating activities			(4,724,705)	(4,884,957)	(7,594,651)

Net finance costs	19	(b)	(110,963)	(23,646)	(32,938)
Gain on settlement of agreement	8		189,575	–	–
Net loss before tax			(4,646,093)	(4,908,603)	(7,627,589)

Deferred tax recovery	15	(b)	52,000	–	–
Net loss and comprehensive loss attributable to the equity holders of the Corporation			$(4,594,093)	$(4,908,603)	$(7,627,589)

Basic and diluted loss per share	16		$(0.13)	$(0.14)	$(0.23)

Weighted average number of common shares outstanding	16		35,253,879	34,147,666	33,176,185

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity

Years ended December 31, 2014, 2013 and 2012
(In US dollars)

			Attributable to equity holders of the Corporation
								Equity
								component
					Share		Additional	of
			Share capital		capital		paid-in	convertible			Non-controlling	Total
	Note		Number	Dollars	subscription	Warrants	capital	notes	Deficit	Total	interest	equity

Balance, December 31, 2013			34,672,157	$76,046,549	$–	$–	$12,631,067	$–	$(95,135,986)	$(6,458,370)	$400,000	$(6,058,370)

Transactions with owners, recorded directly in equity:
Issuance of share capital	12	(a)	1,142,059	5,150,000	–	–	–	–	–	5,150,000	–	5,150,000
Share capital subscription	23	(a)	–	–	200,000	–	–	–	–	200,000	–	200,000
Share issue costs			–	–	–		–	–	(257,500)	(257,500)	–	(257,500)
Options settled	8		–	–	–	–	(397,872)	–	–	(397,872)	–	(397,872)
Shares issued in settlement of financial charges and debt issuance			58,229	30,509	–	–	–	–	–	30,509	-	30,509
Warrants issued in connection with issuance of convertible notes			–	–	–	29,532	–	–	–	29,532	–	29,532
Equity component of convertible notes			–	–	–	–	–	188,937	–	188,937	–	188,937
Deferred tax on convertible
Notes charged to equity	15	(b)	–	–	–	–	–	–	(52,000)	(52,000)	–	(52,000)
Stock-based compensation	12	(c)	–	–	–	–	1,579,914	–	–	1,579,914	–	1,579,914
Total contributions by owners			1,200,288	5,180,509	200,000	29,532	1,182,042	188,937	(309,500)	6,471,520	–	6,471,520

Net loss and comprehensive loss			–	–	–	–	–	–	(4,594,093)	(4,594,093)	–	(4,594,093)
Balance, December 31, 2014			35,872,445	$81,227,058	$200,000	$29,532	$13,813,109	$188,937	$(100,039,579)	$(4,580,943)	$400,000	$(4,180,943)

Balance, December 31, 2012			33,572,442	$69,705,389	$–	$–	$12,362,281	$–	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

Transactions with owners, recorded directly in equity:
Issuance of share capital	12	(a)	1,068,760	6,300,000	–	–	–	–	–	6,300,000	–	6,300,000
Exercise of stock options and option surrender agreement			–	–	–	–	–	–	–	–	–	–
Cash	12	(b)	30,955	2,620	–	–	–	–	–	2,620	–	2,620
Ascribed value			–	38,540	–	–	(38,540)	–	–	–	–	–
Share issue costs			–	–	–	–	–	–	(315,000)	(315,000)	–	(315,000)
Stock-based compensation	12	(c)	–	–	–	–	307,326	–	–	307,326	–	307,326
Total contributions by owners			1,099,715	6,341,160	–	–	268,786	–	(315,000)	6,294,946	–	6,294,946

Net loss and comprehensive loss			–	–	–	–	–	–	(4,908,603)	(4,908,603)	–	(4,908,603)
Balance, December 31, 2013			34,672,157	$76,046,549	$–	$–	$12,631,067	$–	$(95,135,986)	$(6,458,370)	$400,000	$(6,058,370)

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity, Continued

Years ended December 31, 2014, 2013 and 2012
(In US dollars)

			Attributable to equity holders of the Corporation
								Equity
								component
							Additional	of
			Share capital		Share capital		paid-in	convertible			Non-controlling	Total
	Note		Number	Dollars	subscription	Warrants	capital	debt	Deficit	Total	interest	equity

Balance, December 31, 2011			32,993,302	$66,062,961	$–	$–	$10,445,524	$–	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Transactions with owners, recorded directly in equity:
Issuance of share capital	12	(a)	558,620	3,575,000	–	–	–	–	–	3,575,000	–	3,575,000
Exercise of stock options and option surrender agreement			–	–	–	–	–	–	–	–	–	–
Cash	12	(b)	20,520	22,100	–	–	–	–	–	22,100	–	22,100
Ascribed value			–	45,328	–	–	(45,328)	–	–	–	–	–
Share issue costs			–	–	–	–	–	–	(178,750)	(178,750)	–	(178,750)
Stock-based compensation	12	(c)	–	–	–	–	1,962,085	–	–	1,962,085	–	1,962,085
Total contributions by owners			579,140	3,642,428	–	–	1,916,757	–	(178,750)	5,380,435	–	5,380,435

Net loss and comprehensive loss			–	–	–	–	–	–	(7,627,589)	(7,627,589)	–	(7,627,589)

Balance, December 31, 2012			33,572,442	$69,705,389	$–	$–	$12,362,281	$–	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014
(In US dollars)

	Note	2014	2013	2012

Cash flows used in operating activities:
Net loss		$(4,594,093)	$(4,908,603)	$(7,627,589)
Adjustments for:
Depreciation of property and equipment	5	6,649	9,102	10,413
Stock-based compensation	12(c)	1,579,914	307,326	1,962,085
Net finance costs		110,963	–	–
Gain on settlement of agreement	8	(189,575)	–	–
Deferred tax recovery		(52,000)	–	–
Changes in non-cash operating balances:
Accounts receivable and other receivables		160,061	(135,735)	65,837
Research tax credits receivable		(254,324)	171,868	(289,767)
Prepaid expenses		20,291	11,697	(31,988)
Inventories		(48,581)	2,815	(18,883)
Accounts payable and accrued liabilities		434,423	443,463	243,667
Deferred revenue		(2,617,600)	(2,617,600)	(2,617,600)
Finance costs paid		(71,607)	–	–
		(5,515,479)	(6,715,667)	(8,303,825)
Cash flows from (used in) financing activities:
Proceeds from issuance of share capital	12(a)	5,150,000	6,300,000	3,575,000
Proceeds from share capital subscription	23(a)	200,000	–	–
Share issue costs		(257,500)	(315,000)	(178,750)
Proceeds from issuance of convertible notes	9	1,070,000	–	–
Debt issuance costs	9	(125,700)	–	–
Payments under option settlement agreements	8	(181,044)	–	–
Proceeds from exercise of stock options		–	2,620	22,100
		5,855,756	5,987,620	3,418,350
Cash flows used in investing activities:
Additions to property and equipment		(3,528)	(6,505)	(3,371)
Net increase (decrease) in cash		336,749	(734,552)	(4,888,846)

Cash, beginning of year		295,523	1,030,075	5,918,921

Cash, end of year		$632,272	$295,523	$1,030,075

Supplemental cash flow information:

Non-cash transactions:
(a) Shares and warrants issued in connection with convertible note		$36,532	$–	$–
(b) Shares issued in settlement of financial charges		23,509	–	–
(c) Amount unpaid and included at year-end in accrued liabilities under amended option settlement agreement		43,100	–	–
(d) Deferred tax liability on convertible notes charged to equity		52,000	–	–

See accompanying notes to consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

1.	Business activities and future operations:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at 9900 Cavendish Boulevard, Saint-Laurent, Québec. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement (the “Agreement”) referred to in note 12 (a). The Corporation depends on this financing, private placements and other types of financing as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities.

The Corporation is listed on the Nasdaq Stock Market. On December 16, 2014, the Corporation was notified by the Nasdaq Listing Qualifications department that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days. However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to do so, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares.

On November 2, 2014, the Corporation issued a press release announcing that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. As a result, the Corporation’s U.S. BPH development program has been put on hold, pending further evaluation of the data. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes. In addition, on February 12, 2015, Recordati S.p.A. announced its decision to prematurely interrupt the European clinical trials for NX-1207 for BPH in light of the Corporation’s announcement of the results of the U.S. trials (see notes 10 and 23(b)). The NX-1207 program for low grade localized prostate cancer continues. The Corporation announced positive top line results for its Phase 2 study of NX-1207 for localized prostate cancer in April 2014.

The failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Under the Common Stock Private Purchase Agreement, the Corporation must adhere to general covenants

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

1.	Business activities and future operations (continued):

in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. In the past, the Corporation has been successful in obtaining the needed financing pursuant to the agreement. As of the date of the financial statements, the Corporation has not received any communication from the purchaser that it will not honor the Corporation`s future draw-down notices under the Agreement or that it intends to terminate the Agreement. As of the date of the financial statements, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to this Agreement.

Management believes that current cash balances as at December 31, 2014 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the purchaser does not purchase the Corporation`s common shares as provided for under the Agreement, or if the Agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

2.	Basis of preparation:

(a)	Statement of compliance:

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Corporation’s Board of Directors on March 26, 2015.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on a going concern and on the historical cost basis.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Corporation and its subsidiaries’ functional currency.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses.

Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

(i)	Judgments in applying accounting policies

The use of the going concern basis (note 1).

Licensing revenues and deferred revenue:

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including upfront payments, milestone payments, sale of goods, royalties and license fees. Management also uses judgment in estimating the service period over which revenue is recognized for upfront payments received (note 10).

Contingent liability:

Assessing the recognition of contingent liabilities requires judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 13).

(ii)	Estimation uncertainties

Convertible notes:

The model used to measure the fair value of the liability component comprises estimation uncertainty for the interest rate applicable to a similar liability that does not have an equity conversion option (note 9).

Stock options and warrants:

There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options and warrants (notes 12(b) and 12(d)).

Other areas of judgment and uncertainty relate to the recoverability of research tax credits and deferred tax assets.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. Refer to note 4 which addresses accounting standards adopted during the year and issued but not yet effective.

(a)	Consolidation:

The consolidated financial statements of the Corporation include the accounts of its subsidiaries. Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Financial instruments:

Financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated statements of financial position and are measured at fair value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable, accrued liabilities, convertible notes (excluding the conversion option) and redeemable preferred shares as “other financial liabilities”. The redeemable preferred shares are recorded at their redemption amount (see note 11).

The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2014 and 2013, the Corporation held no assets or liabilities required to be measured at fair value.

(i)	Financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(b)	Financial instruments (continued):

(ii)	Financial liabilities:

The Corporation initially recognizes other financial liabilities on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. Other financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. Interest, losses and gains relating to a financial liability are recognized in the statement of operations and comprehensive loss.

(iii)	Compound financial instruments:

Compound financial instruments issued by the Corporation comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of compound financial instrument is not remeasured subsequent to initial recognition.

(iv)	Share capital:

Common shares are classified as equity. Incremental costs attributable to the issuance of common shares are recognized as an increase to deficit.

(c)	Inventories:

Inventories consist primarily of finished goods held for sales and materials and are carried at the lower of first-in, first-out cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

(d)	Property and equipment:

(i)	Recognition and measurement:

Property and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property and equipment have significantly

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(d)	Property and equipment (continued):

(i)	Recognition and measurement (continued):

different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are recognized as the difference in the proceeds from disposal and the carrying amount of property and equipment.

(ii)	Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in the statement of operations and comprehensive loss.

(iii)	Depreciation:

Depreciation is calculated on the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized on a straight-line basis over the estimated useful lives of each component of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are represented by the following estimated useful lives:

Asset	Useful life

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment and fixtures	5 years

Depreciation methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

(e)	Intangible assets:

(i)	Intellectual property rights:

Intellectual property rights that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Research and development expenditures:

Expenditure on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in comprehensive loss as incurred. Development activities, net of research tax credits, involve a plan or design for

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(e)	Intangible assets (continued):

(ii)	Research and development expenditures (continued):

the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in research and development expenses as incurred. At December 31, 2014 and December 31, 2013, no development expenditures have been capitalized.

(iii)	Amortization:

Amortization is calculated on the cost of the asset, less its residual value. Amortization methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

(f)	Impairment:

(i)	Financial assets:

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, and indications that a debtor or issuer will enter bankruptcy.

In assessing impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated and recognized for the amount by which the asset's carrying amount exceeds the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, including property and equipment, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(f)	Impairment (continued):

(ii)	Non-financial assets (continued):

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Revenue recognition:

Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting is recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(g)	Revenue recognition (continued):

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

(h)	Foreign currency:

Monetary assets and liabilities of the Corporation’s Canadian and US subsidiaries denominated in currencies other than the US dollar are translated at the rates of exchange at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income and expenses denominated in foreign currencies are translated at the average rate prevailing during the year.

Foreign exchange loss and gain are reported on a net basis, within finance costs or finance income.

(i)	Research tax credits:

The Corporation is entitled to scientific research and experimental development tax credits (“research tax credits”) granted by the Canadian federal government and the government of the province of Québec. Federal research tax credits, which are non-refundable, are earned on qualified research and development expenditures and can only be used to offset federal income taxes otherwise payable. Provincial research tax credits, which are refundable, are earned on qualified research and development expenditures incurred in the province of Québec.

These research tax credits are recognized as a reduction of research and development expenditures in the period in which they become receivable, provided that there is reasonable assurance that they will be received.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(j)	Stock-based compensation:

The grant date fair value of stock-based compensation awards granted to employees, consultants and directors is recognized as an expense, with a corresponding increase in equity, over the period that the employees, consultants or directors unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service at the vesting date.

The fair value of the stock options is measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

Share based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

(k)	Employee benefits:

Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.

In addition to their salaries, employees of the Corporation are covered by a benefit package which includes a health plan, dental plan, disability insurance and life insurance coverage. Participation in this plan is paid by the Corporation in full. Any employee that elects to extend the coverage to members of their family must pay the additional premium.

(l)	Lease payments:

Payments made under operating leases are recognized on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(m)	Income taxes:

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in the statement of operations and comprehensive loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss of the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(m)	Income taxes (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises as well as the assumed proceeds from future services were used to acquire shares of common stock at the average market price during the reporting period.

(o)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(o)	Provisions (continued):

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

4.	New accounting standards and interpretations:

Adopted during the period:

On January 1, 2014, the Corporation adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Corporation’s consolidated financial statements.

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

4.	New accounting standards and interpretations (continued):

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(b) IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

5.	Property and equipment:

			Office
			equipment
	Laboratory	Computer	and
	equipment	equipment	fixtures	Total

Cost:
Balance at December 31, 2012	$418,427	$29,226	$101,236	$548,889
Additions	–	3,721	2,784	6,505
Disposals	–	(3,393)	(1,832)	(5,225)

Balance at December 31, 2013	$418,427	$29,554	$102,188	$550,169

Balance at December 31, 2013	$418,427	$29,554	$102,188	$550,169
Additions	–	3,528	–	3,528
Disposals	–	(1,418)	(75)	(1,493)

Balance at December 31, 2014	$418,427	$31,664	$102,113	$552,204

Accumulated depreciation:
Balance at December 31, 2012	$414,562	$24,745	$94,464	$533,771
Depreciation for the year	1,482	4,580	3,040	9,102
Disposals	–	(3,393)	(1,832)	(5,225)

Balance at December 31, 2013	$416,044	$25,932	$95,672	$537,648

Balance at December 31, 2013	$416,044	$25,932	$95,672	$537,648
Depreciation for the year	1,182	2,539	2,928	6,649
Disposals	–	(1,418)	(75)	(1,493)

Balance at December 31, 2014	$417,226	$27,053	$98,525	$542,804

Carrying amounts:
At December 31, 2012	3,865	4,481	6,772	15,118
At December 31, 2013	2,383	3,622	6,516	12,521
At December 31, 2014	1,201	4,611	3,588	9,400

The depreciation expense of property and equipment is included in research and development in the statements of operations and comprehensive loss.

6.	Intangible assets:

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2014 and 2013, are still property of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

7.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2014	2013

Accounts payable	$1,484,335	$1,382,986
Accrued liabilities:
Payroll related liabilities	69,447	9,675
Other accrued liabilities	379,263	105,961
Other liabilities (note 8)	43,100	–

Total accounts payable and accrued liabilities	$1,976,145	$1,498,622

8.	Other liabilities:

On January 22, 2014, in connection with the departure of the former Chief Financial Officer, the Corporation entered into an agreement with him, whereby he was entitled to receive CA$500,000, payable in equal bimonthly installments until July 26, 2016, in exchange for cancelling all of his outstanding 240,000 stock options. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid-in capital of $397,872 (CA$441,589), the discounted value of the total consideration, was recorded during the first quarter of 2014. All future payments will reduce the accrued liability balance, net of the related accretion expense.

On December 15, 2014, the Corporation and the former Chief Financial Officer entered into an agreement to amend the term and the amounts payable under the initial agreement. Under the amended agreement, the Corporation will pay a total of $85,984 (CA$100,000), $42,992 (CA$50,000) payable within five business days of signing the new agreement, and $42,992 (CA$50,000) within thirty days of signing the new agreement, and there will be no further payments or obligations of any amounts from the Corporation.

At the time of the amended agreement, the accrued liability was $280,136 (CA$ 320,475). As a result, the difference between the carrying amount of the accrued current and non-current liability and the amended settlement amount was recognised as a gain in the amount of $189,575 (CA$220,475) on the consolidated statements of operations and comprehensive loss.

As at December 31, 2014, $43,100 (CA$50,000), remains to be paid under this agreement, and is included in “accrued liabilities” on the consolidated statements of financial position.

9.	Convertible notes:

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000, which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that interest is paid on these notes. The Corporation has agreed to grant a first lien on its assets to secure its obligations under the note. The notes are convertible at the holder’s option at any time into common shares of the Corporation at a conversion price of $0.533 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

9.	Convertible notes (continued):

The convertible note has been classified as a liability at its estimated fair value with the residual allocated to the conversation feature. As a result, the recorded liability for the convertible note is lower than its face value which is characterized as a debt discount. The conversion feature is classified as equity. The Corporation fair valued the debt component using a discounted cash flow model.

As of December 16, 2014, the closing date of the convertible note, the value of the debt component and the conversion option were as follows:

Balance at December 31, 2013	$–
Convertible notes issued for cash	1,070,000
Issuance costs paid in cash	(125,700)
Issuance costs paid in shares	(7,000)
Issuance costs paid through issuance of warrants	(29,532)
Total amount to be attributed at date of issuance	$907,768

Debt component	$718,831
Equity component	188,937
$907,768

In connection with the issuance of the convertible notes, the Corporation issued 107,000 warrants to the placement agent as part of the placement fee. The warrants are classified as equity as they meet the criteria for such classification. See note 12(d).

Using the effective interest rate method and the 23.57% rate implicit in the calculation, the difference of $351,169 between the amount attributed to the debt component and the face value of the convertible note, characterized as the debt discount, will be accreted to the fair value as a finance cost over the term of the convertible notes.

Any time after December 16, 2014, the Corporation may, with 30 days written notice, prepay the amounts due without premium or penalty including all outstanding interest accumulated to the date of prepayment, when the following conditions are met: if the per share closing sale price is at least 200% of the conversion price for twenty (20) consecutive trading days prior to the date of the prepayment notice, and the average daily volume of the Corporation’s common stock for the fifty (50) trading days prior to the date of the prepayment notice is a minimum of 100,000 shares per day. In addition, the Corporation may only prepay the amounts due if the Corporation has filed a registration statement with the Securities and Exchange Commission and such registration statement is then effective for the registration of all shares into which the notes may be converted.

10.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

10.	Licensing revenues and deferred revenue (continued):

Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), in December 2010. The agreement provides for further payments to be made upon regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period of five years, of which approximately one year remains at December 31, 2014. This period may be modified in the future based on additional information that may be received by the Corporation. In 2014, an amount of $2,617,600 (2013 - $2,617,600; 2012 - $2,617,600) was recognized as revenue related to this upfront payment. As at December 31, 2014, the deferred revenue related to this transaction amounted to $2,508,533 (2013 - $5,126,133).

On February 12, 2015, Recordati S.p.A. announced their decision to prematurely interrupt the European clinical trial before having reached the expected target of 340 patients (see note 23b)). As at this date, the Corporation determined that the estimated service period for recognizing the upfront payment received in December 2010 concluded effective February 12, 2015. Consequently, in the first quarter of 2015, the Corporation will recognize, as revenue, the amount of $2,508,533 which represents the remaining deferred revenue as of December 31, 2014.

11.	Preferred shares of a subsidiary and non-controlling interest:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. These preferred shares are convertible into common shares of Serex at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest.

12.	Share capital:

	2014	2013

Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	35,872,445	34,672,157
Dollars	$81,227,058	$76,046,549

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement:

In November 2013, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. See note 1.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $1,000,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2014, the Corporation issued 1,142,059 (2013 - 1,068,760; 2012 – 558,620) common shares to the Purchaser for aggregate proceeds of $5,150,000 (2013 - $6,300,000; 2012 - $3,575,000) under the agreements. All issued shares were fully paid. At December 31, 2014, the Corporation can require the Purchaser to purchase up to $9,550,000 of common shares over the remaining 10 months of the agreement, provided the Corporation adheres to its covenants.

The Corporation records the equity transaction at the amount received.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at December 31, 2014, 1,670,500 options could still be granted by the Corporation (2013 -2,070,500; 2012 – 1,559,500).

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, and the weighted average years to expiration.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(b)	Stock options (continued):

	Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding,
December 31, 2011	5,378,500	$3.73	5.22

Exercised	(8,000)	2.76
Granted	590,000	6.66
Surrendered	(20,000)	2.89

Outstanding,
December 31, 2012	5,940,500	$4.03	4.74

Exercised	(1,000)	2.62
Granted	90,000	5.24
Expired	(550,000)	3.07
Surrendered	(50,000)	2.83

Outstanding,
December 31, 2013	5,429,500	$4.16	4.24

Granted	640,000	5.93
Settled (note 8)	(240,000)	3.36

Outstanding,
December 31, 2014	5,829,500	$4.39	3.92

Options exercisable	5,767,000	$4.36	3.89

The weighted average share price at the date of exercise for stock options exercised in 2013 was $7.62 (2012 - $7.03).

In 2014, a total of 240,000 options were settled in consideration of $397,872 ($CA 441,589) (note 8 –Other liabilities).

In 2014, no options were surrendered (i.e. a “cashless exercise”) to the Corporation (2013 – 50,000; 2012 – 20,000) in consideration for the issuance of nil common shares (2013 – 29,955; 2012 –12,520), whereby the option holders receive a number of shares equivalent in value to the net difference between the strike price on the option and the closing market price on the day before the date of the cashless exercise.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2014, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

125,000	125,000	2.82	June 9, 2016
30,000	30,000	2.74	July 17, 2016
3,242,500	3,242,500	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
40,000	40,000	4.83	July 9, 2019
25,000	25,000	3.40	May 3, 2020
30,000	30,000	2.90	July 16, 2020
770,000	770,000	7.08	January 24, 2021
75,000	70,000	6.27	March 16, 2021
40,000	40,000	9.10	July 16, 2021
50,000	30,000	8.04	April 1, 2018
40,000	40,000	6.88	July 16, 2022
500,000	500,000	6.51	October 15, 2022
50,000	50,000	4.76	April 28, 2023
40,000	40,000	5.83	July 16, 2023
500,000	500,000	5.88	January 9, 2024
100,000	62,500	6.47	January 24, 2024
40,000	40,000	5.15	August 14, 2024

5,829,500	5,767,000	$4.39

(c)	Stock-based compensation:

	2014	2013	2012

Stock options granted in 2006	$-	$-	$29,488
Stock options granted in 2011	5,967	12,679	46,242
Stock options granted in 2012	29,636	55,787	1,886,355
Stock options granted in 2013	-	238,860	-
Stock options granted in 2014	1,544,311	-	-

Total stock-based compensation expense recognized	$1,579,914	$307,326	$1,962,085

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2014	2013	2012

Stock-based compensation pertaining to general and administrative	$948,697	$170,947	$275,386

Stock-based compensation pertaining to marketing	-	123,700	389

Stock-based compensation pertaining to research and development	631,217	12,679	1,686,310

	$1,579,914	$307,326	$1,962,085

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the years ended December 31, 2014, 2013 and 2012 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2014	2013	2012

Share price	$5.93	$5.24	$6.66
Exercise price	5.93	5.24	6.66
Risk-free interest rate	1.18%	1.41%	1.36%
Expected volatility	53.96%	58.99%	58.67%
Expected option life in years	4	5	5
Expected dividend yield	-	-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2014 was $2.52 per option (2013 - $2.65 per option; 2012 - $3.37 per option).

Expected volatility was estimated considering historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

(d)	Warrants:

On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 9, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017.

Warrants outstanding
Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding,
December 31, 2011, 2012 and 2013	-	$-	-

Exercised	-	-	-
Granted	107,000	0.54	2.96
Expired	-	-	-
Cancelled	-	-	-

Outstanding,
December 31, 2014	107,000	$0.54	2.96

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(d)	Warrants (continued):

The fair value of the services provided of $29,532 was estimated at the time of grant using the Black-Scholes option pricing model with the following assumptions:

Date Granted	December 16, 2014
Share price	$0.41
Exercice price	$0.54
Risk-free interest rate	1.00%
Expected dividend yield	-%
Expected share price volatility	123%
Expected warrant life in years	3

Pricing models require the input of highly subjective assumptions including the expected share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s warrants.

13.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under non-cancelable operating leases that were entered into by the Corporation are payable as follows:

Less than one year	$288,920
Between one and five years	101,912
More than five years	-

$390,832

In July 2014 and November 2013, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2015 and October 31, 2016, respectively.

The current leases for the Canadian and U.S. operations run for one year and two years respectively, with an option to renew the leases after these dates. Lease payments are increased with every renewal to reflect market rentals. During the year ended December 31, 2014, an amount of $364,723 was recognized as an expense in respect of operating leases (2013 - $367,812; 2012 - $370,440).

(b)	Contingencies:

On November 24, 2014, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and the CEO of the Corporation. The motion was heard on January 26, 2015, and was the first procedural step

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

13.	Commitments and contingencies (continued):

(b)	Contingencies (continued):

before any class action could be instituted. The plaintiff seeks certification of a class action on behalf of all persons, wherever they reside, who acquired the Corporation’s common stock between January 31, 2011 and November 2, 2014. The plaintiff alleges that certain of the Corporation’s disclosures failed to disclose material adverse facts that raised serious questions as to the ability to achieve significant results for NX-1207 in Phase 3 trials in light of difficulty of enrolling candidates, obtaining objective and measured results, and the placebo effect. On March 10, 2015, the Corporation was served with a class-action lawsuit. The Corporation believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. No provision has been recognized in these financial statements for this matter.

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. On December 3, 2014, the Corporation and the second director signed an agreement and settled the claim out of court.

14.	Cost of sales:

In 2014, expenses related to inventories recognized as cost of sales amounted to $46,504 (2013 -$322,270; 2012 - $85,075).

15.	Research tax credits and income taxes :

(a)	Research tax credits:

Unused federal research tax credits may be used to reduce future federal income tax payable, which are not recognized and expire as follows:

2018	$5,228
2019	8,504
2020	23,093
2021	23,483
2022	53,537
2023	69,362
2024	22,561
2025	29,084
2026	66,314
2027	73,235
2028	71,538
2029	96,957
2030	174,430
2031	244,789
2032	287,586
2033	241,067
2034	176,190
$1,666,958

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

15.	Research tax credits and income taxes (continued) :

(b)	Income taxes:

	2014	2013	2012
Current income tax expense for the year	$–	$–	$–

Recognition of previously unrecognized tax loss	–	–	–

Current income tax expense	–	–	–

Deferred tax expense:
Recognition of previously unrecognized tax loss	(52,000)	–	–
Origination and reversal of temporary differences	(816,670)	(1,317,839)	(1,620,431)
Change in unrecognized deductible temporary differences	816,670	1,317,839	1,620,431
Deferred tax expense (recovery)	(52,000)	–	–

Total income tax recovery	$(52,000)	$–	$–

Reconciliation of effective tax rate:
	2014	2013	2012
Net loss for the year, before income taxes	$(4,646,093)	$(4,908,603)	$(7,627,589)

Domestic tax rate applicable to the Corporation	26.9%	26.9%	26.9%
Income taxes at domestic tax statutory rate	(1,249,799)	(1,320,414)	(2,051,821)

Recognition of previously unrecognized tax loss	(52,000)	–	–

Change in unrecognized deductible temporary differences	816,670	1,317,839	1,620,431

Non-deductible expenses and other	433,129	2,575	431,390

Deferred tax recovery	$(52,000)	$–	$–

The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Corporation operates.

As at December 31, 2014, 2013 and 2012, deferred tax (assets) and liabilities recognized were as follows:

	2014	2013	2012

Convertible notes	$52,000	$–	$–
Tax loss carry forward	(52,000)	$–	$–

Deferred tax (assets) liabilities	$–	$–	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

15.	Research tax credits and income taxes (continued):

(b)	Income taxes (continued):

As at December 31, 2014, 2013 and 2012, deferred tax assets not recognized were as follows:

	2014	2013	2012
Deferred revenue	$674,795	$1,378,929	$2,083,064
Tax loss carry forward	15,551,835	14,293,352	12,493,652

Property and equipment and patents	2,027,751	2,012,128	1,950,980
Research and development expenditures	2,387,883	2,251,060	2,031,077
Share issue costs and financial costs	136,641	125,959	100,081
Unrecognized deferred tax assets	$20,778,905	$20,061,428	$18,658,854

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

15.	Research tax credits and income taxes (continued):

(b)	Income taxes (continued):

At December 31, 2014, the amounts and expiry dates of tax attributes for which no deferred tax assets were recognized are as follows:

	Federal	Provincial

Research and development expenditures, without time limitation	$6,679,777	$11,646,360

Losses carried forward:
2015	3,544,044	3,502,020
2026	3,807,913	3,700,607
2027	3,608,571	3,487,087
2028	2,750,121	2,750,121
2029	3,607,077	3,509,077
2031	7,385,581	7,368,724
2032	7,336,538	7,319,236
2033	6,653,591	6,636,788
2034	5,273,835	5,256,346
	43,967,271	43,530,006
Other deductible temporary differences:
Share issue costs and financial costs	507,960	507,960
Excess of tax value of intellectual property and patent fees over carrying value	7,266,343	7,266,602
Excess of tax value of property and equipment over carrying value	294,494	294,415
Deferred revenue	2,508,533	2,508,533

US losses carried forward:
2018		2,781,408
2019		1,077,985
2020		813,001
2021		664,129
2022		522,140
2023		564,484
2024		353,204
2025		264,237
2026		355,198
2027		372,942
2028		351,224
2029		86,251
2030		541,457
2031		479,755
2032		176,525
2033		121,051
2034		47,885
		$9,572,876

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

16.	Earnings per share:

Weighted average number of common shares outstanding:

	2014	2013	2012

Issued common shares at January 1	34,672,157	33,572,442	32,993,302

Effect of shares issued	581,722	575,224	182,883
Weighted average number of common shares outstanding at December 31	35,253,879	34,147,666	33,176,185

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options and warrants could potentially be dilutive in the future.

17.	Capital disclosures:

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). Since 2003 through to December 2014, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bears interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9). On January 23, 2015, the Corporation completed a $200,000 private placement financing (see note 23(a)).

As part of its business plan, the Corporation anticipates the need to raise financing to pursue its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

17.	Capital disclosures (continued):

If the Purchaser does not purchase the Corporation`s common shares as provided for under the existing Common Stock Private Purchase Agreement, or if the Agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules (see note 1).

18.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

(a)	Foreign currency risk:

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

18.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

Approximately 56% of expenses that occurred during the year ended December 31, 2014 (2013 – 59%; 2012 – 57%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014, 2013 or 2012.

The following table provides significant items exposed to foreign exchange:

CA$	2014	2013

Cash	$5,840	$128,117
Trade accounts receivable and other receivables	55,239	41,477
Trade accounts payable and accrued liabilities	(595,411)	(272,011)

	$(534,332)	$(102,417)

The following exchange rates were applied for the years ended December 31, 2014, 2013 and 2012:

	Average rate (twelve months)	Reporting date rate

US$ - CA$ - December 31, 2014	1.1047	1.1601
US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2014 by less than $31,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and trade and other accounts receivable. Cash is maintained with high-credit quality financial institutions. For trade accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

18.	Financial risk management (continued):

(b)	Credit risk (continued):

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $12,959 (2013 - $181,639), all of which were aged under 45 days. Two customers (2013 - three customers) accounted for 86.8% (2013 - 95.6%) of the trade receivables balance at December 31, 2014, all of whom have a good payment record with the Corporation. No bad debt expense was recorded on trade accounts receivable for the year ended December 31, 2014, December 31, 2013 or December 31, 2012.

At December 31, 2014, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The convertible notes bear interest at 6% per annum. In addition, the Corporation pays an administrative fee of 2% per annum under the terms of the convertible notes. An account payable of $20,201 (CA$23,435) bears interest at 12.99%. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2014, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in Capital Disclosures above. Refer also to note 1. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company, as described in note 12 (a) - Common Stock Private Purchase Agreement and the issuance of convertible notes as described in note 9.

The following are the contractual maturities of financial liabilities:

	Carrying	Less than
	amount	1 year	1 year to 5 years

Trade accounts payable and accrued liabilities:
December 31, 2014	$1,976,145	$1,976,145	$–
December 31, 2013	$1,498,622	$1,498,622	$–

Convertible notes (1) :
December 31, 2014	$718,831	$–	$1,070,000
December 31, 2013	$–	$–	$–
(1) Before financing costs

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

19.	Financial instruments:

(a)	Fair value disclosure:

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the convertible notes, determined using a discounted cash flow model for a similar liability that does not have an equity conversion option, have been determined to approximate the carrying amounts.

(b)	Finance income and finance costs:

	2014	2013	2012
Interest income	$361	$3,402	$6,180

Interest and bank charges	(15,765)	(8,853)	(10,635)
Financial costs	(71,009)	–	–
Accretion of the other liabilities	(26,148)	–	–
Net foreign exchange gain (loss)	1,598	(18,195)	(28,483)
Net finance costs	$(110,963)	$(23,646)	$(32,938)

Finance income	$1,959	$3,402	$6,180
Finance costs	(112,922)	(27,048)	(39,118)
Net finance costs	$(110,963)	$(23,646)	$(32,938)

Financial costs of $71,009 were incurred in connection with a bridge loan that was repaid before year-end.

20.	Segment disclosures:

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2014	$6,845	$290,061	$2,652,603
2013	5,104	365,277	2,988,629
2012	17,780	353,397	2,701,410

Property and equipment:
December 31, 2014	9,233	167	–
December 31, 2013	12,114	407	–

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

20.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

	2014	2013	2012
Customer A	$–	$333,249	$–
Customer B	134,393	119,325	129,803
Customer C	24,061	83,210	38,431
Customer D	43,282	46,625	35,468

One customer accounted for 100% of licensing revenues during 2014, 2013, 2012 (refer to note 10).

21.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 12 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2014	2013	2012

Salaries	$746,224	$793,552	$630,346
Short-term employee benefits	8,892	10,097	9,719
Stock-based compensation	1,544,311	238,860	1,808,628

	$2,299,427	$1,042,509	$2,448,693

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings are $73,500 for the year ended December 31, 2014 (2013 - $62,500; 2012 - $64,000).

22.	Personnel expenses:

	2014	2013	2012

Salaries	$2,018,354	$1,994,783	$2,019,020
Employer contributions	170,161	177,993	175,360
Short-term employee benefits	49,414	51,082	50,305
Stock-based compensation	1,466,038	123,700	1,689,380

	$3,703,967	$2,347,558	$3,934,065

The table above includes the compensation figures from the table in note 21.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

23.	Subsequent events:

(a)

In December 2014, the Corporation received aggregate proceeds of $200,000 under a private placement financing that was completed in January 2015. A total of 383,058 Units were issued at an average price of $0.52 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to $2.00 for a period 24 months following the subscription date.

(b)

On February 12, 2015, Recordati S.p.A. issued a news release in which they announced the following: “In view of the results, communicated by Nymox, of the US phase III clinical trials involving the use of NX-1207 in benign prostatic hyperplasia, which showed no significant improvement over placebo, and after profound evaluation over the last months, we decided to prematurely interrupt the European clinical trial before having reached the expected target of 340 patients.” See note 10.

(c)

In February 2015, the Corporation received aggregate proceeds of $200,000 under a private placement financing that was completed in March 2015. A total of 500,000 Units were issued at an average price of $0.40 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to $2.00 for a period 24 months following the subscription date.